Mail Stop 4561

February 6, 2009

Ms. Christine M. Rush
Senior Vice President and Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

       Re: Old Line Bancshares, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              File No. 000-50345

Dear Ms. Rush:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief